November 21, 2007

Via EDGAR and Federal Express

Jim B. Rosenberg

Tabatha Atkins

Joel Parker

Sonia Barrows

Suzanne Hayes

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	Cell Therapeutics, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Quarterly Period Ended September 30, 2007
Amended Form 8-K filed October 15, 2007
File No. 001-12465

Dear Mr. Rosenberg, Ms. Atkins, Mr. Parker, Ms. Barrows and Ms. Hayes:

On behalf of Cell Therapeutics, Inc. (the “Company”), we are responding to the Staff’s letter dated November 14, 2007 (the “Comment Letter”), relating to the above-referenced filings of the Company. In response to the comments set forth in the Comment Letter, we are providing the responses set forth below. For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below. The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

General

1.	On page 22 you state that you “have licensed intellectual property, including patent applications from The University of Vermont, Hoffman La Roche and others. …” and that you “have also in-licensed the intellectual property relating to our drug delivery technology that uses polymers that are linked to drugs, known as polymer-drug conjugates, including XYOTAX and CT-2106.” Please provide us with an analysis supporting your determination that you are not substantially dependent on each of these agreements and that they are not required to be filed as exhibits. We may have further comments once we have had an opportunity to consider your analysis.

We respectfully advise the Staff that the Company has filed the agreement which provides the license to intellectual property relating to the Company’s drug delivery technology that uses polymers that are linked to drugs, known as polymer-drug conjugates, including XYOTAX and CT-2106 because the Company considers this agreement material to its business. This agreement is the License Agreement dated as of November 13, 1998, by and between PG-TXL Company, L.P. and the Company, which was filed as Exhibit 10.18 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, and incorporated by reference to exhibits to the Company’s Annual Report on Form 10-K for the year ended December 31, 1998.

With respect to the licensed intellectual property, including applications from the University of Vermont, Hoffman LaRoche and others, we supplementally advise the Staff that we determined that the Company is not substantially dependent on these license agreements. The University of Vermont (“UVM”), license is directed to intellectual property related to pixantrone, one of our pipeline products. The United States intellectual property is jointly owned, so we do not license this as a required agreement to make or sell pixantrone in the United States; we license pixantrone to ensure exclusive rights under the United States patents. If we were to give up maintaining our exclusive control of these particular jointly-owned patents, we have other independently owned United States patents that we could use to protect our exclusivity over pixantrone, independent of UVM. The LaRoche license is directed to intellectual property related to bisplatinums. At this time, it is unlikely that the subject matter under this license will be developed since the original bisplatinums failed in the clinic and subsequent advancement of a new set of bisplatinum complexes will be covered under new patent applications owned by the Company.

Since we are not substantially dependent upon the license agreements we have with the UVM or Hoffman LaRoche, we will remove reference to these agreements in our Form 10-K for the fiscal year ended December 31, 2007.

Index to Consolidated Financial Statements, page 50

Notes to Consolidated Financial Statements, page 61

Goodwill and Other Intangible Assets, page 65

2.	Please tell us how your separate recognition of the assembled workforce apart from goodwill complies with paragraph 39 of SFAS 141.

Our recognition of an assembled workforce arose from the acquisition of Novuspharma S.p.A., a development stage company as defined in Statement of Financial Accounting Standards 7, Accounting and Reporting by Development Stage Enterprises. Paragraph 39 of Statement of Financial Accounting Standards No. 141, or SFAS 141, Business Combinations, states “an assembled workforce shall not be recognized as an intangible asset apart from goodwill and applies only to business combinations.” Our determination that the purchase was an asset acquisition and not a business combination was based on paragraph 6 of Emerging Issue Task Force 98-3, or EITF 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, which states “However, if the transferred set is in the development stage and has not commenced planned principal operations, the set is presumed not to be a business.”

The Company allocated part of the excess purchase price to an intangible asset, workforce, to be amortized over 5 years. Intangible assets that meet the recognition criteria in FASB Concepts Statement 5, such as a specially trained workforce, acquired outside of a business combination transaction must be recognized even though they would be included in goodwill if they were acquired as part of a business combination (paragraph B37 of Statement of Financial Accounting Standards 142, or SFAS 142, Goodwill and Other Intangible Assets). Additionally, per SFAS 142, transactions whereby intangible assets are acquired individually or with a group of assets are commonly bargained exchange transactions that are conducted at arm’s length, which provides reliable evidence about the existence and fair value of those assets and therefore supports separate recognition of those assets as intangible assets.

Form 10-Q for the Quarterly Period Ended September 30, 2007

Notes to Condensed Consolidated Financial Statements, page 6

3. Acquisition of Systems Medicine. Inc., page 10

3.	Please tell us how you have complied with paragraph 46 of SFAS No. 141, Business Combinations in regards to the contingent consideration and the excess of fair value of acquired assets over cost.

Paragraph 46 of SFAS 141 relates to a business combination involving contingent consideration (a contingency based on earnings) that might result in recognition of an additional element of cost of the acquired entity when the contingency is resolved and specifically addresses business combinations involving negative goodwill.

Based on EITF 98-3, we determined that our acquisition of Systems Medicine, Inc. was an asset acquisition and not a business combination. Our analysis included paragraph 6 of EITF 98-3 which states “if the transferred set is in the development stage and has not commenced planned principal operations, the set is presumed not to be a business.”

Our acquisition of Systems Medicine, Inc. in substance, the acquisition of In-Process Research and Development (“IPR&D”), included contingent consideration provisions. The contingent consideration is payable only on the successful outcome of one of a number of trials and (1) acceptance by the Federal Drug Administration, or FDA, of a Special Protocol Assessment and (2) FDA approval of a New Drug Application. We reviewed SFAS 141, specifically paragraphs 25 through 27, and determined that the settlement of the contingency is not related to the passage of time but only occurs upon the successful outcome of the items listed previously. Settlement of the contingencies was not determinable beyond a reasonable doubt on the date of acquisition and therefore not included in the purchase price. Paragraph 26 of SFAS 141 specifically states that “amounts determinable at the date of acquisition shall be included in determining the cost of an acquired entity and recorded at that date.” Further, paragraph 27 of SFAS 141 states “contingent consideration should usually be recorded when the contingency is resolved and consideration is issued or issuable.”

SFAS 142 is silent in cases where the fair value of identifiable assets acquired are greater than cost. We followed the guidance in SFAS 141 paragraphs B187 and B188 in allocating the fair value over cost of the acquired assets on a pro rata basis in a manner similar to the allocation of negative goodwill in a business combination.

4. Capital Stock, page 12

3% Convertible Preferred Stock, page 12

4.	Please disclose the “certain triggering events” that cause the Series A and B preferred stock to become redeemable.

We supplementally advise the Staff that the triggering events that cause the Series A and B preferred means the occurrence of any of the following:

•	the Company fails to provide an effective registration statement for the common stock issuable on conversion of the convertible preferred stock, subject to a grace period of 20 calendar days;

•

the Company fails to deliver stock certificates for the common stock issued on a conversion of the convertible preferred stock before the fifth trading day after the certificates are required to be delivered;

•	the Company provides notice to the holders or public notice that it does not intend to comply with requests for conversion of the convertible preferred stock;

•	the Company fails to have available a sufficient number of authorized and unreserved shares of common stock for issuance on conversion of the convertible preferred stock;

•

the Company fails to observe or perform a covenant, agreement or warranty contained in, or otherwise commits a breach, of the purchase agreement and related transaction documents under which the convertible preferred stock are being sold, and such failure or breach is not cured within 30 calendar days after the company receives notice of such failure or breach;

•

the Company is a party to a change of control transaction which transfers control of greater than 33% of the legal or beneficial ownership of the company or which is a merger, consolidation, sale of assets or similar transaction following which the shareholders of the company immediately prior to the transaction own less than 66% of the aggregate voting power of the surviving or acquiring entity;

•

the Company enters into voluntary or involuntary bankruptcy proceedings that are not dismissed within 60 days, is adjudicated bankrupt or insolvent, has a custodian appointed for any significant part of its assets, makes a general assignment for the benefit of creditors, calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts, or acts or fails to act in such a manner that it expressly indicates its consent to, approval of or acquiescence in any such proceedings;

•	the Company’s common stock is not listed or quoted for trading on the NASDAQ Global Market or NASDAQ Capital Market for more than 5 trading days, even if such days are not consecutive; or

•

any monetary judgment, writ or similar final process is entered or filed against the Company or a subsidiary or any of its property or assets for greater than $50,000 and such judgment, writ or similar final process is not vacated, bonded or stayed within 45 calendar days.

We further advise the Staff that these triggering events are disclosed in the prospectus supplements that were filed at the time of the offerings of the Series A and Series B preferred stock. The Company will include the list of these triggering events in its future quarterly and annual reports as long as the preferred stock remains outstanding.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Liquidity and Capital Resources, page 27

5.	Please disclose the milestone amounts payable along with the events that will trigger these payments related to your License agreement with Nerviano Medical Sciences.

As a matter of process, in order to ensure completeness and adequacy of disclosure, we individually evaluate and assess product candidates as to their probabilities of achieving certain milestones as each product candidate is unique to its stage of development. Management’s assessment is updated at every reporting period.

For the quarter ended September 30, 2007, we had identified and analyzed the milestone payments relating to our license agreement with Nerviano Medical Sciences (“NMS”). Management’s assessment for the quarter ended September 30, 2007 concluded that the events that will trigger the milestone payments to NMS are not “reasonably likely” to occur, and accordingly determined that no disclosure relating to the milestone payments is considered necessary under Management’s Discussion and Analysis of Financial Condition and Results of Operations per Final Rule: Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations – Release Nos. 33-8182 17 CFR Parts 228, 229, and 249. (http://www.sec.gov/rules/final/33-8182.htm#IIB3s).

The assessment will be updated for the filing of our Form 10-K for the fiscal year ended December 31, 2007, as well as for other subsequent periodic reports. We will include the payment information and triggering events in future quarterly or annual reports if management’s assessment concludes that achievement of such milestones is reasonably likely to occur.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate the Staff’s prompt review of this response letter. Should you have any follow-up questions, please call Karen A. Dempsey at (415) 772-6540 or the undersigned at (415) 772-6909.

Sincerely,

Heller Ehrman LLP

/s/ Lora D. Blum

Lora D. Blum

cc:	Louis A. Bianco

Cell Therapeutics, Inc.

Karen A. Dempsey

Donna M. Cochener

Heller Ehrman LLP